Exhibit 99.2

UNITED UTILITIES TRADING UPDATE

Introduction

United Utilities today issues an update on trading for the six months ending 30 September 2003. The company will announce its interim results on 3 December 2003.

Commenting on the Group's current trading position and recent rights issue, John Roberts, Chief Executive, said:

"I’m pleased to report that the Group is on track to deliver results for the six months ending 30 September 2003 in line with our expectations.
"Our support services businesses are continuing to deliver growth in both revenue and profit. Vertex has recently signed a new long-term contract with Powergen, and United Utilities Contract Solutions has completed the signing of a contract with Scottish Water to help deliver their £1.8 billion capital investment programme.
"Our water business has recently provided Ofwat with its draft business plan. The plan sets out our estimate of the cost of meeting future investment demands, which are principally driven by European Union directives, during the 2005-10 period. This clear funding requirement, together with the needs of our electricity business, drove our decision to raise £1 billion from our shareholders, through a two stage rights issue.
"I'm pleased that we've received considerable shareholder support for the rights issue. The resolution approving the issue of new equity was passed at our EGM with 98.2 per cent of votes cast in favour. 91.3 per cent of the Initial A Shares were taken up and the balance was successfully placed in the market at a premium. Net proceeds from the first stage have been in excess of £500 million."

Licensed multi-utility operations

United Utilities Water submitted its draft business plan to Ofwat in August. The plan did not assume any increase in prices as a result of United Utilities' Interim Determination of K ("IDoK") application, and did not assume any proceeds from the rights issue.

Ofwat are expected to issue a draft decision for consultation on the IDoK application in November, and a final decision in December this year. A successful application would result in an additional price rise in 2004/05.

Infrastructure management

Operating profits in the first half are expected to increase by around 5 per cent compared with the corresponding period last year.

United Utilities has agreed terms with Scottish Water for the formation of Scottish Water Solutions, a joint venture company consisting of United Utilities (in conjunction with Galliford Try and Morgan Est), Stirling Water and Scottish Water.

Scottish Water Solutions will help deliver Scottish Water’s four-year £1.8 billion capital investment programme, the funding for which will be provided by Scottish Water. Martin Bradbury, previously the Asset Management Director within United Utilities Service Delivery, has been appointed as Scottish Water Solutions' Chief Operating Officer.

Business process outsourcing

Operating margins in the first half are expected to rise above 6.5 per cent, from the 6 per cent reported in the corresponding period last year.

In addition to signing a nine-year contract with Powergen, which replaces Vertex's previous contract with TXU Europe, Vertex has also signed a five-year contract to provide services in support of Lloyds TSB fixed line telephony and energy offering, which commenced in August.

Telecommunications

Year-on-year first half business sales are expected to increase by around 10 per cent, reflecting further progress in growing the business.

Overall first half revenue is expected to increase by around 8 per cent compared to the corresponding period last year.

Operating losses are expected to continue to reduce as revenue and gross profits increase. The business remains on target to be a net cash contributor to the Group on a post-tax basis this year.

Other financial

Amortisation of goodwill is expected to be around £4 million in the first half of the year.

Net debt at the half year is forecast to be around £3.3 billion. This includes £0.5 billion proceeds from the first stage of the rights issue, and reflects earlier payment of the 2002/03 final dividend, which was brought forward from October to August.

Interest payable in the period is projected to be slightly higher than in the second half of last year.

The deferred tax charge is expected to fall, reflecting a higher discount rate in line with increases in long term gilt yield rates. Consequently, the overall tax charge is expected to be minimal.

United Utilities' Contacts:

John Roberts, Chief Executive	01925 237000
Simon Batey, Finance Director	01925 237000

Simon Bielecki, Investor Relations Manager	01925 237033
Evelyn Brodie, Head of Corporate and Financial Communications	020 7307 0309

United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".